                                                FILED PURSUANT TO RULE 424(B)(5)
                                                      REGISTRATION NO. 333-85424

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 3, 2002)

        2,400,000 8.25% SERIES E CUMULATIVE REDEEMABLE PREFERRED SHARES

                                       OF

                              KRAMONT REALTY TRUST

      In this prospectus supplement we are offering 2,400,000 of our 8.25% Series E cumulative redeemable preferred shares of beneficial interest, par value $.01 per share, at a price of $25.00 per share, for an aggregate purchase price of $60,000,000.

      We will pay quarterly cumulative distributions, in arrears, on the 8.25% Series E cumulative redeemable preferred shares. These distributions will be payable on the 20th day of January, April, July and October of each year, when and as authorized by our board of trustees and declared by us, beginning on April 20, 2004, at a yearly rate of 8.25% of the $25.00 liquidation preference, or $2.0625 per 8.25% Series E cumulative redeemable preferred share, per year. We may not redeem the 8.25% Series E cumulative redeemable preferred shares prior to December 30, 2008, except as necessary to preserve our status as a real estate investment trust. On or after December 30, 2008, we may, at our option, redeem the 8.25% Series E cumulative redeemable preferred shares, in whole or from time to time in part, for $25.00 per 8.25% Series E cumulative redeemable preferred share in cash plus any accrued and unpaid distributions through the date of redemption. The 8.25% Series E cumulative redeemable preferred shares have no stated maturity, are not subject to any sinking fund and will remain outstanding indefinitely unless we redeem them. The 8.25% Series E cumulative redeemable preferred shares are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a real estate investment trust for federal income tax purposes.

      We have agreed to engage Cohen & Steers Capital Advisors, LLC, as placement agent for this offering. Cohen & Steers has no commitment to purchase securities and will act only as an agent in obtaining indications of interest on the securities from certain investors. We agreed to pay the placement agent a fee of two percent of the gross proceeds of this offering, up to $1,200,000, and we and the placement agent will each pay certain expenses relating to the offering. After paying this fee to the placement agent and other estimated expenses, we anticipate receiving approximately $58,500,000 in net proceeds from this offering.

     We expect to deliver 2,400,000 of our Series E cumulative redeemable preferred shares offered by this prospectus supplement on or about December 30, 2003.

     We have applied to list our Series E cumulative redeemable preferred shares for trading on the New York Stock Exchange under the symbol "KRTPrE". The New York Stock Exchange has various requirements for listing, including requirements relating to the distribution of the shares to be listed to no less than 100 beneficial owners. We expect that there will initially be not less than 100 holders of our Series E preferred shares.

                               -------------------

                                              PER SHARE             TOTAL
                                              ---------             -----
PUBLIC OFFERING PRICE                           $25.00          $60,000,000
PLACEMENT AGENT FEES                            $  .50          $ 1,200,000
PROCEEDS, BEFORE EXPENSES, TO US                $24.50          $58,800,000

                               -------------------


      INVESTING IN OUR SERIES E CUMULATIVE REDEEMABLE PREFERRED SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT.

                               -------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

                                 Placement Agent

                      Cohen & Steers Capital Advisors, LLC

                               -------------------

          The date of this Prospectus Supplement is December 29, 2003.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Summary of the Offering..............................................      S-1
The Company..........................................................      S-4
Recent Developments..................................................      S-5
Risk Factors.........................................................      S-5
Cautionary Language Regarding Forward-Looking Statements.............      S-16
Ratio of Earnings to Fixed Charges and Preferred Share Dividends.....      S-18
Use of Proceeds......................................................      S-19
Description of Our Shares............................................      S-19
Description of the Series E Preferred Shares.........................      S-20
Federal Income Tax Considerations....................................      S-26
Plan of Distribution.................................................      S-36
Legal Matters........................................................      S-38
Where You Can Find More Information..................................      S-38
Incorporation of Certain Information By Reference....................      S-38

                              -------------------

                             SUMMARY OF THE OFFERING

      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in our 8.25% Series E cumulative redeemable preferred shares, which we sometimes refer to as the "Series E preferred shares," you should read carefully this entire prospectus supplement and the accompanying prospectus, as well as more detailed information in the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, including our consolidated financial statements and the notes to the consolidated financial statements.

      The Series E preferred shares offered hereby are being sold by us. None of our shareholders is selling any shares in this offering.

Securities Offered...................  2,400,000 Series E preferred shares

Price per share......................  $25.00

Series E preferred shares expected to
be outstanding after this offering...  2,400,000

Maturity.............................  The Series E preferred shares have no stated maturity and will not be subject
                                       to any sinking fund or mandatory
                                       redemption.

Use of Proceeds......................  We expect that the net proceeds from this offering will be approximately $58.5
                                       million after deducting placement agent
                                       fees and

                                       certain other expenses. We intend to use approximately $41.3 million of the net proceeds to redeem all of our outstanding
                                       Series D cumulative redeemable preferred shares and in connection with that redemption to pay approximately $189,000 of required payments of accrued but unpaid distributions on our Series D preferred shares and our Series B-1 cumulative convertible preferred shares.
                                       We currently intend to consummate the
                                       redemption on or about January 30, 2004.
                                       However, if the redemption does not occur on that date, we will be required to make additional payments of accrued but unpaid distributions on our Series D preferred shares and our Series B-1 preferred shares. Until we consummate the redemption, we will apply the amounts that we intend to pay in connection with the redemption to reduce our outstanding indebtedness. We intend to use the remaining net proceeds for general corporate purposes, which may include, among other things, acquisitions, capital expenditures, repayment of debt and working capital needs.

Ranking.............................   The Series E preferred shares will, with
                                       respect to distribution rights and rights
                                       upon our liquidation, dissolution or
                                       winding up, rank senior to our common
                                       shares and on a parity with our Series
                                       B-1 preferred shares and our Series D
                                       preferred shares.

Distributions.......................   Investors will be entitled to receive
                                       cumulative cash distributions from the
                                       date of original issue (excluding such
                                       date), payable quarterly in arrears on
                                       the 20th of January, April, July and
                                       October of each year, commencing on April
                                       20, 2004, at the rate of 8.25% of the
                                       liquidation preference per annum
                                       (equivalent to $2.0625 per annum per
                                       share).

Liquidation Preference..............   If we liquidate, dissolve or wind up,
                                       holders of the Series E preferred shares
                                       will have the right to receive $25.00 per
                                       share, plus accrued and unpaid
                                       distributions to the date of payment,
                                       before any payment is made to holders of
                                       our common shares.

Optional Redemption.................   The Series E preferred shares are not
                                       redeemable prior to December 30, 2008,
                                       except in limited circumstances to
                                       preserve our status as a real estate
                                       investment trust. On and after December
                                       30, 2008, the Series E preferred shares
                                       will be redeemable for cash at our option
                                       in whole or from time to time in part, at
                                       $25.00 per share, plus accrued and unpaid
                                       distributions to the redemption date.

Voting Rights.......................   Holders of Series E preferred shares will
                                       generally have no voting rights. However,
                                       if we do not pay distributions on the
                                       Series E preferred shares for six or more
                                       quarterly periods, whether or not
                                       consecutive, holders of the Series E
                                       preferred shares (voting separately as a
                                       class with all other classes or series of
                                       parity preferred shares upon which like
                                       voting rights have been conferred) will
                                       be entitled to vote for the election of
                                       two additional trustees to serve on our
                                       board of trustees until all distribution
                                       arrearages have been paid. In addition,
                                       we may not (x) authorize or issue any
                                       shares of beneficial interest which rank
                                       senior to the Series E preferred shares
                                       as to distribution rights or liquidation
                                       preference, or, (y) subject to certain
                                       exceptions, amend any of the provisions
                                       of our Declaration of Trust to change the
                                       preferences, rights or privileges of the
                                       Series E preferred shares so as to
                                       materially and adversely affect the
                                       Series E preferred shares, without the
                                       consent of at least two-thirds of the
                                       Series E preferred shares.

Conversion..........................   The Series E preferred shares are not
                                       convertible into or exchangeable for any
                                       other property or securities.

Ownership and Transfer Limits.......   The Series E preferred shares will be
                                       subject to certain restrictions on
                                       ownership and transfer

                                       intended to assist us in maintaining our status as a real estate investment trust for United States federal income tax purposes.


Trading.............................   We have applied to list the Series E
                                       preferred shares on the New York Stock
                                       Exchange. In addition, the purchase
                                       agreement relating to our sale of the
                                       Series E preferred shares provides that
                                       we will use our reasonable best efforts
                                       to obtain approval of our application
                                       within 30 days after the original
                                       issuance of the Series E preferred
                                       shares, or if not, as soon as practicable
                                       thereafter. Among other things, to
                                       qualify for such listing, the purchasers
                                       in the offering must include sufficient
                                       beneficial ownership holdings to meet the
                                       distribution requirements of the New
                                       York Stock Exchange. However, no
                                       assurance can be given that the
                                       application will be approved or, even if
                                       it is approved, that a market for the
                                       Series E preferred shares will develop
                                       or, if developed, will be maintained.

Risk factors........................   An investment in the Series E preferred
                                       shares involves various risks, and
                                       prospective investors should carefully
                                       consider the matters discussed under
                                       "Risk Factors" beginning on page S-5 of
                                       this prospectus supplement and in the
                                       prospectus attached before making a
                                       decision to invest in the Series E
                                       preferred shares.


                                   THE COMPANY

      We are Kramont Realty Trust, a self-administered, self-managed real estate investment trust, which we sometimes refer to as a "REIT," organized under the laws of the State of Maryland. We sometimes refer to ourselves as Kramont.

      We are engaged in the ownership, acquisition, development, redevelopment, management and leasing of community and neighborhood shopping centers. All of our assets are held by two operating partnerships, Kramont Operating Partnership, L.P. and Montgomery CV Realty L.P, which we sometimes collectively refer to as the "operating partnerships," under an UPREIT structure. UPREIT stands for "Umbrella Partnership Real Estate Investment Trust." An UPREIT is a real estate investment trust that conducts its operations through one or more umbrella limited partnerships.

      We own and operate 83 shopping centers and two office buildings, and manage four shopping centers for third parties and four shopping centers in connection with a joint venture. These properties are located in 15 states in the eastern and southeastern regions of the United States and their aggregate size is approximately 12.1 million square feet.

      We employ approximately 140 full and part-time employees, including management, accounting, legal, acquisitions, property management, maintenance and administrative personnel.

      Our principal executive offices are located at Plymouth Plaza, 580 West Germantown Pike, Suite 200, Plymouth Meeting, Pennsylvania 19462, and our telephone number is (610) 825-7100. Additional information regarding Kramont is set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and other documents we file with the Securities and Exchange Commission (which are incorporated by reference in this prospectus supplement).

                               RECENT DEVELOPMENTS

      In July, 2003, Wal-Mart Stores, Inc., our largest tenant, based on our annualized minimum rents, closed its store located at Spartanburg, South Carolina. To this date, Wal-Mart has continued to honor all of its obligations under the Spartanburg lease. The annual minimum rent for the Spartanburg store is approximately $297,000. In September, 2003, Wal-Mart subleased its store in Pensacola, Florida, closed since March, 2002, to Bealls Department Store. The annual minimum rent for the Pensacola store is approximately $579,000.

      In April, 2003, Kmart Corporation, our fourth largest tenant, based on our annualized minimum rents, closed its Manchester, Connecticut store, after rejecting the lease under bankruptcy proceedings in January, 2003. The annual minimum rent for this store was $232,000.

      On October 31, 2003, the lease for Snyder Drugs/Drug Emporium's Upper Darby, Pennsylvania store expired, and Drug Emporium, which commenced bankruptcy proceedings on September 10, 2003, rejected the three other leases it had with us, in Bensalem and Whitehall, Pennsylvania, and in Hamilton, New Jersey. Annual minimum rents under these four leases was approximately $697,000.

                                  RISK FACTORS

      Investment in our Series E preferred shares involves various risks. In addition to the other information in this prospectus supplement, the accompanying prospectus and other documents that are incorporated by reference into this prospectus supplement, you should consider carefully the following risk factors before deciding to invest in our Series E preferred shares.

GENERAL REAL ESTATE RISKS.

Your investment in our Series E preferred shares is subject to risks related to the ownership of real estate securities generally.

      Your investment in our Series E preferred shares will be affected by adverse economic conditions and regulatory changes. In addition, your investment may be subject to risks generally incident to the ownership of real estate, including:

      - changes in general economic or local conditions;

      - changes in supply of or demand for similar or competing properties in an area;

      - changes in interest rates which may render the sale and/or refinancing of a property difficult or unattractive;

      - changes in consumer spending patterns;

      - increases in operating costs and expenses;

      - excess supply of retail or commercial space and construction of new shopping centers, regional malls or other retail or commercial spaces;

      - tax, real estate, environmental and zoning laws and changes in such laws; and

      - periods of higher interest rates or tight money supply, which may render it more expensive to operate.

      In addition, some significant operating expenses associated with our properties, such as debt payments, maintenance, tenant improvement costs and taxes, generally remain constant when gross income from properties is reduced.

      For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our properties.

We are dependent on the retail industry.

      The market for retail space and, indirectly, the general economic or local conditions of the retail sector in which we operate can significantly affect our performance. Consolidation in the retail sector, the financial distress of some large retailers, competition from e-commerce companies and the excess amount of retail space in some markets has adversely affected the market for retail space. To the extent that these conditions persist, we cannot assure you that we will have sufficient net income and cash available for distributions to shareholders and we may not be able to obtain debt or equity financing on reasonable terms and conditions.

One or more vacancies at a property may make it difficult for us to sell or re-lease that property.

      Our ability to rent or relet unleased space will be affected by many factors, including the existence of covenants typically found in shopping center tenant leases, such as covenants restricting the use of other space at the shopping center to those which are not competitive with another tenant. Our ability to lease or relet our properties may cause fluctuations in our cash flow, which, in turn, may affect the cash available for distributions to shareholders.

We are dependent on the financial stability of our tenants for revenue.

      Substantially all of our income is derived from rental payments from tenants of our properties. Therefore, the success of our investments is dependent to a large extent on the financial stability of our tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions to shareholders. A default by a tenant on its lease payments to us would cause us to lose revenue from the property and require us to find an alternative source of revenue to meet our mortgage payment obligations and prevent a foreclosure, if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and reletting our property. If a lease is terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. In addition, if a large number of tenants default under their leases, it would adversely affect our net income and cash available for distributions to our shareholders.

We rely on major tenants to pay rent, and their inability to pay rent may substantially reduce our net income and cash available for distributions to holders of our Series E preferred share.

      Our five largest tenants are Wal-Mart Stores, Inc., Ahold, The TJX Companies, Inc., Kmart Corporation and Shop Rite. As of September 30, 2003, Wal-Mart Stores, Inc. represented approximately 7.01% of our annualized minimum rents, Ahold represented approximately 5.03% of our annualized minimum rents, The TJX Companies, Inc. represented approximately 2.96% of our annualized minimum rents, Kmart Corporation represented approximately 2.68% of our annualized minimum rents and Shop Rite represented approximately 2.06% of our annualized minimum rents. As of September 30, 2003, no other tenant represents more than 1.86% of the aggregate annualized minimum rents of our properties. If any of our major tenants were to close stores at our properties as a result of bankruptcy or for other reasons, such closures could adversely affect other tenants by causing a decrease in customer traffic at such properties, which in turn could adversely affect our financial position by causing tenants to default on lease payment obligations. This could be true even if the tenant continued to pay rent under the leases for the closed stores. In addition, our financial position and our ability to make distributions may be adversely affected if any of our major tenants experiences financial difficulties, including a bankruptcy, insolvency or general downturn in the business of any of these tenants, if any of these tenants does not renew its leases as they expire or if our tenants are acquired or merged with other entities.

Uninsured losses relating to real property may adversely affect your returns.

      We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance for our properties with customary terms carried for similar properties. We believe we are adequately insured for all material risks of loss. However, we cannot assure you that similar insurance will be available in the future or will be available at commercially reasonable rates. In addition, we cannot assure you that every loss affecting our properties will be covered by insurance or that any loss that we incur will not exceed the limits of policies obtained. Our net income and cash available for distributions would be adversely affected by an uninsured loss. Although we believe that we currently carry adequate insurance coverage for damage to our properties or liability which could arise from terrorist attacks on our properties, we cannot assure you that insurance adequate to cover damage liability arising from terrorist attacks will be available in the future or will be available at commercially reasonable rates.

Competition with other properties and other companies may increase costs, decrease acquisition opportunities and reduce returns.

      The leasing of real estate is highly competitive. Most of our properties are located in developed retail and commercial areas, and there are generally numerous other neighborhood or community shopping centers within a five-mile radius of any given property. In addition, there are one or more regional malls within a ten-mile radius of some of our properties.

      There are numerous developers and real estate companies which compete with us in seeking acquisition opportunities and locating tenants to lease vacant space, some of which may have greater financial resources than us. In addition, these developers or real estate companies may develop or acquire new shopping centers or regional malls, or renovate, refurbish or expand existing shopping centers or regional malls, in the vicinity of one or more of our properties. Competition from these developers and real estate companies could adversely and materially affect our acquisition opportunities and ability to locate tenants to lease vacant space.

Compliance with regulatory requirements, including the Americans with Disabilities Act, at our properties may cause us to incur additional costs.

      Our properties are subject to various federal, state and local regulatory requirements, including the Americans with Disabilities Act, which requires that buildings be made accessible to people with disabilities.

      Governmental authorities could impose fines and private litigants may be awarded damages if we fail to comply with these requirements. We believe that our properties are in substantial compliance with all material federal, state and local regulatory requirements. We cannot assure you, however, that regulatory requirements will not be changed or that new regulatory requirements will not be imposed that would require significant unanticipated expenditures by us or the tenants. Unexpected expenditures would adversely affect our net income and cash available for distributions to holders of our Series E preferred shares.

Illiquidity of real estate investments may make it difficult for us to sell properties to respond to changing market conditions.

      Our ability to vary our portfolio in response to changes in economic and other conditions will be limited as a result of various factors. First, real estate investments are relatively illiquid. In addition, REIT requirements may subject us to confiscatory taxes on gain recognized from the sale of property if such property is considered to be held primarily for sale to customers in the ordinary course of our trade or business. We cannot assure you that we will be able to promptly dispose of one or more of our properties when we want or need to. Consequently, the sale price for any property may not recoup or exceed the amount invested in the property.

Costs associated with environmental matters may adversely affect our operating results.

      Under some environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be liable for the costs of investigating and remediating these substances on or under the property. The federal Comprehensive Environmental Response, Compensation & Liability Act, as amended, and similar state laws, impose liability on a joint and several basis, regardless of whether the owner, operator or other responsible party was at fault for the presence of such hazardous substances. The costs of remediating hazardous or toxic substances can be substantial and can exceed the value of the subject property. In connection with the ownership or operation of our properties, we could be liable for such costs in the future. The presence of hazardous or toxic substances on our properties, or our failure to remediate such substances, also may adversely affect our ability to sell or rent our properties or to borrow funds using such properties as collateral. In addition, environmental laws may impose restrictions on the manner in which we use our properties or operate our business, and these restrictions may require expenditures for compliance.

      We are currently not aware of any material environmental claims pending or threatened against us in excess of available insurance. However, we cannot assure you that a material environmental claim or compliance obligation will not arise or that we will not undertake environmental remediation that either is not covered by insurance or is in excess of such coverage. The costs of defending against any claims of liability, of remediating a contaminated property, or of complying with future environmental requirements could be substantial to us and affect our operating results.

COMPANY RISKS.

Our properties are subject to risks related to specific geographic areas which could adversely affect net income.

      We own properties located in 15 states, primarily in the eastern and southeastern regions of the United States. To the extent that general economic or other relevant conditions decline in the states in which our properties are located and result in a decrease in consumer demand in these areas, the income from, and value of, these properties may be adversely affected. The impact of any general decline would affect us more significantly if it affected states in which we had a significant concentration of properties, or the eastern and southeastern regions of the United States as a whole.

Our issuance of additional shares, warrants or debt securities, whether or not convertible, may reduce the market price for our shares.

      We cannot predict the effect, if any, that future sales of our shares, warrants or debt securities, or the availability of our securities for future sale, will have on the market price of our shares, including our Series E preferred shares. Sales of substantial amounts of our common shares or preferred shares, warrants or debt securities convertible into or exercisable or exchangeable for common shares in the public market or the perception that such sales might occur could reduce the market price of our Series E preferred shares and the terms upon which we may obtain additional equity financing in the future. In addition, we may issue additional shares in the future to raise capital or as a result of the following:

      - The issuance of common shares under the 2000 Incentive Plan or other remuneration plans. We may also issue our common shares to our employees in lieu of cash bonuses or to our trustees in lieu of trustee's fees.

      - The exercise of options to purchase our common shares. As of September 30, 2003, we had outstanding options to acquire approximately 450,528 of our common shares. In addition, we may in the future issue additional options or other securities convertible into or exercisable for our common shares under our 2000 Incentive Plan or other remuneration plans. We may also issue options or convertible securities to our employees in lieu of cash bonuses or to our trustees in lieu of trustee's fees.

      - The redemption of partnership units in the operating partnerships. Under the terms of the operating partnerships, minority limited partners in each partnership may elect to have their partnership units in the operating partnerships redeemed for cash. Upon such election, we can elect to issue our common shares in lieu of the cash payment, currently on a one-to-one basis. In the event all of the limited partners in both operating partnerships elect to have their partnership units redeemed for cash, we may elect to issue an aggregate of 1,666,152 of our common shares in connection with these redemptions. We may, in the future, issue additional partnership units in the operating partnerships to third parties in exchange for real property.

      - The issuance of debt securities exchangeable for our common shares.

      - The exercise of warrants we may issue in the future.

      - Lenders sometimes ask for warrants or other rights to acquire shares in connection with providing financing. We cannot assure you that our lenders will not request such rights.

The Series E preferred shares are a new issue of securities and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares.

      The Series E preferred shares are a new issue of securities with no established trading market. We have filed an application to list the Series E preferred shares on the NYSE. However, we cannot assure you that the Series E preferred shares will be approved for listing on the NYSE, which would require, among other things, that the Series E preferred shares comply with certain distribution requirements. Even if so approved, trading of the Series E preferred shares on the NYSE may not begin until 30 days after the date of initial delivery of the Series E preferred shares. In any event, we cannot assure you that an active trading market for the Series E preferred shares will develop or, even if one develops, will be maintained. As a result, the ability to transfer or sell the Series E preferred shares and any trading price of the Series E preferred shares could be adversely affected.

Our ability to pay distributions on our shares may be limited.

      Because we conduct all of our operations through the operating partnerships, our ability to make distributions on our shares depends almost entirely on payments and distributions received on our interests in the operating partnerships. Additionally, the terms of some of the debt for which Kramont Operating Partnership, L.P. is liable limits its ability to make some types of payments and other distributions to us. This in turn limits our ability to make some types of payments, including payment of distributions on our shares unless we meet certain financial tests or such payments or distributions are required to maintain our qualification as a REIT. As a result, if we are unable to meet the applicable financial tests, we may not be able to pay distributions on our shares in one or more periods.

The market value of the Series E preferred shares could be substantially affected by various factors.

Whether or not the Series E preferred shares are publicly traded, the share price of the Series E preferred shares will depend on many factors, which may change from time to time, including:

      - prevailing interest rates, increases in which may have an adverse effect on the share price of the Series E preferred shares;

      - the market for similar securities issued by REITs;

      - the limited number of holders of Series E preferred shares;

      - general economic and financial market conditions; and

      - our financial condition, performance and prospects.

Our business depends on key personnel.

      The success of our business will be dependent on the efforts of our executive officers and trustees, particularly Louis P. Meshon, Sr. The loss of his services could adversely affect our business, assets or results of operations.

Our organizational documents do not place limits on the incurrence of debt.

      Our organizational documents do not limit the amount of indebtedness that we may incur. Although our board attempts to maintain a balance between total outstanding indebtedness and the value of our portfolio, it could alter this balance at any time. If we become more highly leveraged, by issuing new debt securities or otherwise, then the resulting increase in debt service could diminish our ability to make distributions to shareholders and make payments on other outstanding indebtedness. If we default on our obligations under any outstanding indebtedness or new debt securities we issue, we could lose our interest in any properties or other collateral that secure that indebtedness.

We may need to borrow additional money to qualify as a REIT.

      Our ability to make distributions to shareholders could be diminished by increased debt service obligations if we need to borrow additional money in order to maintain our REIT qualification. For example, differences in timing between when we receive income and when we have to pay expenses could require us to borrow money to meet the requirement that we distribute to shareholders at least 90% of our net taxable income excluding net capital gain each year. The incurrence of large capital expenditures also could require us to borrow money to meet this requirement.

      We might need to borrow money for these purposes even if we believe that market conditions are not favorable for such borrowings. In other words, we may have to borrow money on unfavorable terms.

We cannot avoid risks inherent in development and acquisition activities and property development.

      Developing or expanding existing properties in our real estate portfolio is an integral part of our strategy for maintaining and enhancing the value of our portfolio. We may also choose to acquire additional properties in the future. While our existing policies with respect to developing and expanding properties are intended to limit some of the risks otherwise associated with property acquisition such as not starting construction on a project prior to obtaining a commitment from an anchor tenant, we nevertheless will incur risks, including risks related to costs required to identify and acquire properties, delays in construction and lease-up, costs of materials, financing availability, volatility in interest rates and labor availability. In addition, our policies may change.

      In addition, once a property is acquired, the renovation and improvement costs, if any, we incur in bringing an acquired property up to market standards may exceed our estimates, and the property may fail to perform as expected. We also may be unable to identify properties to acquire or successfully integrate acquired properties and operations. In addition, we may incur costs required to redevelop or renovate our current properties.

We are subject to risks associated with debt financing and existing debt maturities.

      We are subject to a variety of risks associated with debt financing. These risks could increase if we issue new debt securities. Examples of these risks include the following:

      - our cash from operating activities may be insufficient to meet required payments;

      - we may be unable to pay or refinance indebtedness on our properties;

      - if interest rates or other factors result in higher interest rates on refinancing, these factors will diminish our returns on development and redevelopment activities, reduce cash from operating activities and hamper our ability to make distributions to shareholders;

      - if we are unable to secure refinancing of indebtedness on acceptable terms, we may be forced to dispose of properties upon disadvantageous terms, which may cause losses and affect our funds from operations;

      - if properties are mortgaged to secure payment of indebtedness and we are unable to meet payments, the mortgagee may foreclose upon the properties, resulting in a loss of income and a valuable asset to us; and

      - we may not be able to sell properties that currently are mortgaged to secure payment of indebtedness.

We have substantial debt obligations which could limit our net income and cash available for distribution.

      We have substantial debt obligations. Our debt at September 30, 2003 was approximately $513.1 million, of which approximately $432.8 is long-term debt. Payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a real estate investment trust. In addition, 67 of our properties are security for our mortgage indebtedness.

It may be difficult for us to meet our balloon payment obligations; balloon payment obligations may adversely affect our ability to pay distributions to the holders of our Series E preferred shares.

      A number of our outstanding loans require lump sum or "balloon" payments for the outstanding principal balance at maturity. As of September 30, 2003, we had $190 million outstanding on a secured first mortgage loan facility with Metropolitan Life Insurance Company, which is secured by 15 properties and is due in June 2013, and approximately $62.5 million outstanding on a secured first mortgage loan facility with Salomon Brothers Realty Corp., which is secured by 9 properties and is due in October, 2008.

      The remainder of our mortgages that have balloon indebtedness have due dates ranging from March 2004 to August 2028. In addition, we may finance future acquisitions with debt which may require a lump sum or "balloon" payment for the outstanding principal balance at maturity. Our ability to pay the outstanding principal balance of our debt at maturity may depend upon our ability to refinance the debt, or to sell properties. We cannot assure you that we will be able to refinance our payment obligations on reasonable terms and conditions, that we will be able to sell any properties or that the amounts we receive from refinancings or sales will be sufficient to make the required balloon payment on our debt. If we cannot make a balloon payment when due, our lenders may foreclose on the properties securing the debt, which foreclosure would have a material adverse effect on our business, assets and results of operations.

If we fail to make our debt payments, we could lose our investment in a property.

      If we are unable to make our debt payments on loans secured by mortgages on our properties as required, a lender could foreclose on the property or properties securing our debt. This could cause us to lose part or all of our investment, which could cause the value of our Series E preferred shares and the distributions payable to their holders and holders of our other shares to be reduced.

Our floating rate debt will be adversely affected by increases in interest rates.

      As of September 30, 2003, we had indebtedness with an aggregate outstanding principal balance of approximately $71.6 million that bears interest at rates that are variable. New debt securities could also have floating interest rates. As a result of variable interest rates on the debt and on other debt we may incur in the future, an increase in interest rates could have an adverse effect on our net income and cash available for distributions.

FEDERAL INCOME TAX RISKS.

Failure to qualify as a real estate investment trust could adversely affect our operations and our ability to make distributions.

      It is expected that we will continue to qualify to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, which we sometimes refer to as the Code. However, we cannot assure you that we will be able to operate in a manner so as to maintain our qualification as a REIT. Qualification as a REIT involves the application of highly technical and complex tax law provisions for which there are only limited interpretations. In addition, qualification as a REIT involves the determination of various factual matters that will not be entirely in our control. We also cannot assure you that new laws, regulations or interpretations will not change the applicable REIT qualification rules.

      If we fail to qualify as a REIT for any taxable year, our distributions to our shareholders would cease to qualify for the deductions for dividends paid, with the effect that we would be subject to federal income tax on our taxable income at corporate rates. In addition, we could be disqualified from treatment as a REIT for four taxable years following the year of losing our REIT status. Losing our REIT status would reduce net earnings available for investment or distribution to holders of Series E preferred shares because of the additional tax liability. In addition, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Real estate investment trust distribution requirements limit the amount of cash we will have available for other business purposes, including amounts to fund our future growth.

      To maintain our qualification as a REIT under the Code, we will have to distribute annually to our shareholders at least 90% of our ordinary taxable income, excluding net capital gains. This requirement will limit our ability to accumulate capital for use for other business purposes. If we do not have sufficient cash or other liquid assets to meet the distribution requirements, we may have to borrow funds or sell properties on adverse terms in order to meet the distribution requirements. If we fail to make a required distribution, we would cease to qualify as a REIT.

Our board may determine without shareholder approval that we should no longer qualify as a REIT.

      Our board may determine without shareholder approval that it is in the best interests of the company to cease to qualify as a REIT for federal income tax purposes. In the event that our board should make this determination, we and our shareholders would no longer be entitled to the Federal income tax benefits that are applicable to a REIT.

Legislative or regulatory action could adversely affect purchasers of our Series E preferred shares.

      In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments similar to an investment in our Series E preferred shares. Changes are likely to continue to occur in the future, and we cannot assure you that any of these changes will not adversely affect your taxation as a holder of Series E preferred shares. Any of these changes could have an adverse effect on an investment in Series E preferred shares or on the market value or the resale potential of our properties. You are urged to consult with your own tax advisor with respect to the impact that recent legislation may have on your investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect.

Recent changes in taxation of corporate dividends may adversely affect the value of our Series E preferred shares.

      The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its shares, except for certain limited amounts, which we do not expect to pay the holders of Series E preferred shares. While the earnings of a REIT that are distributed to its shareholders still generally will be subject to less combined federal income taxation than earnings of a non-REIT C corporation that are distributed to its shareholders net of corporate-level income tax, this legislation could cause individual investors to view the stock of regular C corporations as more attractive relative to the shares of a REIT than was the case prior to the enactment of the legislation. Individual investors could hold this view because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual's other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the shares of REITs in general or on the value of our Series E preferred shares in particular, either in terms of price or relative to other investments.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW AND OUR DECLARATION OF TRUST, BYLAWS AND THE TERMS OF THE SERIES E PREFERRED SHARES MAY INHIBIT BUSINESS COMBINATIONS

Provisions of the Maryland General Corporation Law may prevent a business combination involving us.

      Provisions of the Maryland General Corporation Law applicable to us prohibit business combinations with:

      - any person who beneficially owns 10% or more of the voting power of our outstanding shares or any of our affiliates or associates who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our outstanding shares (an "interested shareholder"); or

      -     an affiliate of an interested shareholder.

      A person is not an interested shareholder if our board approved in advance the transaction by which that person otherwise would have become an interested shareholder. However, in approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

      These prohibitions last for five years after the most recent date on which the interested shareholder became an interested shareholder. Thereafter, Maryland law provides that any business combination must be recommended by our board and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares and two-thirds of the votes entitled to be cast by holders of our shares other than shares held by the interested shareholder or its affiliate or associate. These requirements, as well as our ability to authorize and issue additional authorized but unissued common and preferred shares and to classify or reclassify any unissued common or preferred shares and set the preferences, rights and other terms of the classified or reclassified shares, could inhibit a change in control even if a change in control were in your best interest. These provisions of Maryland law do not apply, however, to business combinations with a person that are approved or exempted by our board prior to the time the person becomes an interested shareholder.

Our declaration of trust and the terms of the Series E preferred shares contain ownership limitations which may discourage a takeover.

      To preserve our qualification as a REIT, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals. Our declaration of trust and the terms of the Series E preferred shares authorize our board to take any action that may be required to preserve our qualification as a REIT and limit any direct or indirect or constructive ownership by any one person to not more than 9.8% in value or in number of our common shares or any series of our preferred shares or 9.8% in value of all of our outstanding shares. These restrictions may discourage a change in control and may deter individuals or entities from making tender offers for shares, which offers might be financially attractive to shareholders or which may cause a change in our management.

Our staggered board may prevent shareholders from making a bid for control.

      Our bylaws provide that the number of trustees may be established by the board. Any vacancy will be filled at any regular meeting or at any special meeting called for that purpose by a majority of the remaining trustees, except that a vacancy resulting from an increase in the number of trustees must be filled by a majority of the entire board.

      Our board is divided into three classes of trustees. Each year, one class of trustees is elected to a three-year term by the shareholders. The staggered terms prevent the shareholders from voting on the election of more than one class of trustees at each annual meeting and, thus, may delay, defer or prevent a change in control or deter a bid for control of us even in a case where the holders of a majority of our outstanding shares believe a change in control would be in their interest.

            CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

      Certain information both included and incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These include statements of forecasts, expectations, estimates, beliefs, intentions, projections and similar expressions. Forward-looking statements are based on certain assumptions and expectations of future events which may not prove to be accurate and that could be affected by the risks and uncertainties involved in our business, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Forward-looking statements describe our future plans, strategies and expectations and are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project", or the negative thereof, or other variations thereon or comparable terminology. Readers of this prospectus supplement are cautioned that any such statements are not guarantees of future performance and that actual results may differ materially from those projected and implied in the forward-looking statements. Factors which could have a material adverse effect on the operations and future prospects of our company, the offering described in this prospectus supplement, and on the value of the Series E preferred shares, include:

      - our inability to identify properties to acquire or our inability to successfully integrate acquired properties and operations;

      - economic factors adversely affecting the retail industry including, the effect of general economic downturns on demand for leased space at and the amount of rents chargeable by neighborhood and community shopping centers;

      - changes in tax laws or regulations, especially those relating to REITs and real estate in general;

      -     our failure to continue to qualify as a REIT under U.S. tax laws;

      - the number, frequency and duration of tenant vacancies that we experience;

      - the time and cost required to solicit new tenants and to obtain lease renewals from existing tenants on terms that are favorable to us;

      -     tenant bankruptcies and closings;

      - the general financial condition of, or possible mergers or acquisitions or bankruptcies involving, our tenants;

      - competition from other real estate companies or from competing shopping centers or other commercial developments;

      - changes in interest rates and national and local economic conditions;

      -     the continued service of our senior executive officers;

      -     possible environmental liabilities;

      -     the availability, cost and terms of financing;

      - the time and cost required to identify, acquire, construct or develop additional properties that result in the returns anticipated or sought;

      - the costs required to re-develop or renovate any of our current or future properties;

      - our inability to obtain insurance coverage to cover liabilities arising from terrorist attacks or other causes or to obtain such coverage at commercially reasonable rates;

      - liabilities and expenses related to compliance with laws (including the Americans with Disabilities Act) and liabilities and expenses arising out of litigation;

      -     illiquid nature of real estate investments;

      - our substantial debt obligations, our ability to incur additional debt and potential increases in our debt service obligations;

      - any inability to consummate the offering with respect to all of the 2,400,000 Series E preferred shares and our decision to sell fewer shares; and

      - our agreement, in connection with closing the offering, to terms in the purchase agreement to be entered into with purchasers of our Series E preferred shares, which could modify the rights or obligations of Kramont.

      You should also carefully consider any other factors contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference into this supplemental prospectus or into the accompanying prospectus. You should pay particular attention to those factors discussed in this prospectus supplement and in the accompanying prospectus under the heading "Risk Factors." You should not rely on the information contained in any forward-looking statements, and you should not expect us to update any forward-looking statements.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

      The following table sets forth our ratios of earnings to fixed charges for the periods indicated. In computing the ratios of earnings to fixed charges, earnings have been based on consolidated income from continuing operations before fixed charges (exclusive of capitalized interest). Fixed charges consist of interest on debt, including amounts capitalized and interest expense related to the guaranteed debt of the partnerships in which we hold an interest. In computing the ratios of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on our Series B-1 preferred shares and Series D preferred shares.

                                                                                                      FOR THE NINE
                                                  YEAR ENDED DECEMBER 31,                             MONTHS ENDED
                             ----------------------------------------------------------------------   SEPTEMBER 30,
                                1998            1999          2000           2001           2002          2003
                             ----------      ---------      --------      ---------      ----------   -------------
Ratio of Earnings to
   Fixed Charges(1)                2.27           1.75          1.65           1.48           1.50               1.51
                                -------         ------       -------        -------         ------            -------
Ratio of Earnings to
   Combined Fixed
   Charges and
   Preferred Share
   Dividends(1)                    2.27           1.75          1.43           1.23           1.26               1.26
                                -------         ------       -------        -------         ------            -------

      (1) Our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred share dividends have been revised from those presented in the accompanying prospectus to reflect the impact of the implementation of the Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

                                 USE OF PROCEEDS

      The net proceeds to us from the offering (after deducting estimated fees and expenses of $1,500,000 related to this offering, including the placement agent fee) are estimated to be approximately $58,500,000. We intend to use approximately $41,300,000 of the net proceeds to redeem all of our outstanding Series D preferred shares and, in connection with the redemption, to pay approximately $189,000 of required payments of accrued but unpaid distributions on our Series D preferred shares and our Series B-1 preferred shares. We currently intend to consummate the redemption on or about January 30, 2004. However, if the redemption does not occur on that date, we will be required to make additional payments of accrued but unpaid distributions on our Series D preferred shares and our Series B-1 preferred shares. Until we consummate the redemption, we will apply the amounts that we intend to pay in connection with the redemption to reduce our outstanding indebtedness. We intend to use the remaining net proceeds for general corporate purposes, which may include, among other things, acquisitions, capital expenditures, repayment of debt and working capital needs.

      In connection with the redemption of our outstanding Series D preferred shares, our results for the first quarter of 2004 will reflect a non-recurring reduction in net income attributable to common shareholders of approximately $17.7 million. On July 31, 2003, the SEC issued interpretation of FASB-EITF Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock." Under the SEC's interpretation relating to the redemption of preferred securities, the difference between the carrying amount of the shares and the redemption price must be recorded as a reduction in net income attributable to common shareholders and, therefore, will impact our earnings per share and funds from operations per share. We have agreed with Fleet National Bank N.A., on its own behalf and as agent for certain other banks providing for a credit facility under a loan agreement we entered into in 2002, that this non-recurring reduction in net income attributable to common shareholders will not result in any non-compliance with financial covenants under this loan agreement.

                            DESCRIPTION OF OUR SHARES

      Our authorized shares consist of 94,283,845 common shares of beneficial interest, $.01 par value per share, and 5,716,155 preferred shares of beneficial interest, $.01 par value per share. As of November 13, 2003, 23,994,925 common shares, 1,183,240 Series B-1 preferred shares and 1,653,200 Series D preferred shares were issued and outstanding. In addition, as of September 30, 2003, approximately 1,666,152 units of partnership interest were held by limited partners other than us in our operating partnerships, Kramont Operating Partnership, L.P. or Montgomery CV Realty L.P. These units of partnership interest may be redeemed at any time for cash or, at our option, for common shares on a one-to-one basis (subject to adjustment). Under our Declaration of Trust the Board may increase or decrease the aggregate number of shares or the number of shares of any class or series, without any action by the shareholders.

                  DESCRIPTION OF THE SERIES E PREFERRED SHARES

      The description of the particular terms of the Series E preferred shares supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the preferred shares set forth in the accompanying prospectus, to which description reference is hereby made. The following summary of the material terms and provisions of the Series E preferred shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Articles Supplementary creating the Series E preferred shares, which we sometimes refer to as the articles supplementary, a copy of which will be made available by us on request, our Declaration of Trust, our bylaws, as amended, and applicable laws.

      Maturity

      The Series E preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

      Ranking

      The Series E preferred shares rank, with regard to rights to receive distributions and amounts payable upon liquidation, dissolution or winding up of Kramont, on a parity with the Series B-1 preferred shares and the Series D preferred shares (as well as any other class or series of shares of beneficial interest of Kramont issued in the future which is entitled to receive distributions or assets upon liquidation, dissolution or winding up of the affairs of the Trust on a parity with the Series E preferred shares). The Series E preferred shares rank senior to the Kramont common shares.

      Distributions

      The holders of Series E preferred shares are entitled to receive cumulative cash distributions, when, as and if authorized by the board of trustees and declared by Kramont, out of assets legally available for payment of distributions. Distributions will be payable quarterly by Kramont in cash at a rate of $2.0625 per Series E preferred share per annum (equivalent to 8.25% of the liquidation preference per annum). Distributions will accrue and be cumulative from the day following the date on which the Series E preferred shares are first issued. Distributions will be payable quarterly in arrears when, as and if authorized by the board of trustees of Kramont on the 20th day of January, April, July, and October of each year, commencing on April 20, 2004. Distributions payable on Series E preferred shares for the initial distribution period and for any period less than a full quarterly distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      At any time the accrued distributions have not been paid in full (or authorized and set apart for payment) on the Series E preferred shares and any other preferred shares ranking on a parity as to distributions with the Series E preferred shares, all distributions authorized to be paid to any of such shares, including Series E preferred shares, must be authorized to be paid pro rata on all such shares based on their respective accrued and unpaid distributions. These requirements do not apply to (i) distributions payable in shares which rank junior to Series E preferred shares or (ii) distributions paid on Series B-1 preferred shares and Series D preferred shares in connection with the redemption of the Series D preferred shares.

      Except as set forth above, at any time that accrued distributions on the Series E preferred shares have not been, or are not contemporaneously, authorized and paid (or a sum sufficient for their payment authorized and set apart), no distributions may be authorized or paid or set apart for payment upon any shares ranking junior to or on a parity with the Series E preferred shares. Likewise, no shares ranking junior to or on a parity with the Series E preferred shares may be redeemed (other than the Series D preferred shares), purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by Kramont (except by conversion into or exchange for other such shares). These requirements do not apply to (i) distributions payable in shares which rank junior to Series E preferred shares or (ii) distributions paid on Series B-1 preferred shares and Series D preferred shares in connection with the redemption of the Series D preferred shares.

      No distributions on Series E preferred shares may be authorized or paid by Kramont at any time when prohibited by any agreement of Kramont, including any agreement relating to its indebtedness, or when restricted or prohibited by applicable law. However, distributions on the Series E preferred shares continue to accrue whether or not any payment is so prohibited, whether or not authorized, whether or not Kramont has earnings and whether or not Kramont has assets legally available for their payment.

      Distributions Upon Liquidation, Dissolution or Winding Up

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Kramont, after payment or provision for payment of the debts and other liabilities of Kramont, but before any distribution or payment to holders of shares ranking junior to the Series E preferred shares as to the distribution of assets upon any such liquidation, dissolution or winding up, the holders of Series E preferred shares are entitled to receive, out of the assets of Kramont legally available for distribution to its shareholders, liquidating distributions in cash or property in the amount of $25.00 per share plus an amount equal to all distributions accrued and unpaid on each share (whether or not declared) up to the date of the liquidation, dissolution or winding up.

      If the legally available assets of Kramont are insufficient to pay the full amount due to holders of the Series E preferred shares and the corresponding amounts due to holders of all shares ranking on a parity with the Series E preferred shares, all of such holders share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise would be respectively entitled.

      The provisions relating to a liquidation, dissolution or winding up do not apply to the consolidation or merger of Kramont with or into another entity nor the dissolution, liquidation, winding up or reorganization of Kramont immediately followed by incorporation of another corporation to which Kramont's assets are distributed, nor the sale, lease, transfer or conveyance of all or substantially all of Kramont's assets to another entity so long as, in each case, provision is made to provide for the rights of the holders of the Series E preferred shares to receive distributions and participate in any distribution upon liquidation, dissolution or winding up of the affairs of the resulting or surviving entity.

      After payment of the amounts described above, the holders of Series E preferred shares have no right to any other assets of Kramont nor any other distribution.

      In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of beneficial interest or otherwise, is permitted under Maryland law, amounts that would be needed if Kramont were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of holders of Series E preferred shares, will not be added to Kramont's total liabilities.

      Conversion

      The Series E preferred shares are not convertible into or exchangeable for any other property or securities of Kramont.

      Voting Rights

      Holders of the Series E preferred shares have no voting rights, except in the limited circumstances set forth below. Whenever distributions on any Series E preferred shares are in arrears for six or more quarterly distribution periods (whether or not consecutive), the number of trustees of Kramont will be increased by two and the holders of the Series E preferred shares will be entitled to vote (separately as a class with the holders of any other series of preferred shares upon which like voting rights have been conferred and are exercisable) for the election of two additional trustees which we call the preferred trustees. Two preferred trustees are to serve until all past and current accrued and unpaid distributions on the Series E preferred shares have been authorized and paid or set apart for payment.

      In addition, Kramont may not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding Series E preferred shares:

      (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of shares of beneficial interest or rights to subscribe to or acquire any class or series of shares of beneficial interest or any security convertible into any class or series of shares of beneficial interest, if those shares of beneficial interest would rank as to distribution rights or liquidation preference, senior to the Series E preferred shares, or reclassify any shares of beneficial interest into any such shares; or

      (ii) amend, alter or repeal any of the provisions of Kramont's Declaration of Trust (including the terms of the Series E preferred shares) that would change the preferences, rights or privileges with respect to the Series E preferred shares so as to materially and adversely affect the Series E preferred shares.

      However, no consent of the holders of Series E preferred shares will be required, (i) to increase the number of authorized common shares; (ii) to authorize or increase the number of any shares of beneficial interest ranking on a parity with or junior to the Series E preferred shares as to distribution rights or liquidation preference; (iii) in connection with any corporate action, including any merger or consolidation involving Kramont or a sale of Kramont's assets, irrespective of the effect that such merger, consolidation or sale may have upon the preferences, conversion and other rights, voting powers, restrictions, dividends or other distributions, qualifications and terms and conditions of redemption of the Series E preferred shares or the holders thereof; or (iv) if the Series E preferred shares have been called for redemption.

      Restrictions on Ownership and Transfer

      Among other requirements, in order for us to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In addition, if we, or an owner of 10% or more of our shares, actually or constructively owns 10% or more of one of our tenants (or a tenant of any partnership or limited liability company in which we are a partner or member), the rent received by us (either directly or through one or more subsidiaries) from the tenant will not be qualifying income for purposes of the gross income tests for REITs contained in the Code. A REIT's stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

      The articles supplementary contain restrictions on the ownership and transfer of the Series E preferred shares, which are intended to assist us in complying with these requirements and continuing to qualify as a REIT. In the event of any proposed transfer or issuance of Series E preferred shares that would jeopardize Kramont's status as a REIT, our board of trustees has the right to refuse to permit such transfer or issuance and to take any action necessary to cause the transfer or issuance not to occur. As discussed below, any shares that are purported to be transferred in a transfer or issuance of Series E preferred shares that would (i) result in a direct or indirect ownership of more than 9.8% of the lesser of the number or the value of the total outstanding Series E preferred shares (other than by certain persons previously approved by the board of trustees of Kramont); or (ii) result in Kramont being "closely held" within the meaning of Section 856(h) of the Code, will be automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the shares purportedly so transferred may be purchased by Kramont.

      Our board of trustees, in its sole discretion, may exempt a proposed transferee from the ownership limitations discussed above. However, the board may not grant an exemption to any person if doing so would result in Kramont being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in Kramont failing to qualify as a REIT. In order to be considered by the board of trustees for an exemption, a person also must not own, directly or indirectly, an interest in a tenant of Kramont (or a tenant of any entity owned or controlled by Kramont) that would cause Kramont to own, directly or indirectly, more than a 9.8% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of the board of trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares causing such violation to the trust discussed below.

      The declaration of trust and the articles supplementary of trust further prohibit (a) any person from beneficially or constructively owning shares of beneficial interest of Kramont, including Series E preferred shares, that would result in Kramont being "closely held" under Section 856(h) of the Code or otherwise cause Kramont to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of Kramont, including Series E preferred shares, if such transfer would result in the shares of beneficial interest of Kramont being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of beneficial interest of Kramont that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of beneficial interest of Kramont that resulted in a transfer of shares to the trust, is required to give notice immediately to Kramont and provide Kramont with such other information as Kramont may request in order to determine the effect of such transfer on Kramont's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the board of trustees determines that it is no longer in the best interests of Kramont to attempt to qualify, or to continue to qualify, as a REIT.

      If any transfer of shares of beneficial interest of Kramont, including Series E preferred shares, occurs, which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest of Kramont in excess or in violation of the above transfer or ownership limitations, then that number of shares of beneficial interest of Kramont the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee will not acquire any rights in the shares. The intended transferee will not benefit economically from ownership of any shares of beneficial interest held in the trust, will have no rights to distributions and will not possess any rights to vote or other rights attributable to the shares of beneficial interest held in the trust. The trustee of the trust will have all voting rights and rights to distributions with respect to shares of beneficial interest held in the trust, which rights will be exercised for the exclusive benefit of the charitable beneficiaries of the trust. Any distribution paid prior to the discovery by Kramont that shares of beneficial interest have been transferred to the trustee will be paid by the recipient of such distribution to the trustee upon demand, and any distribution authorized but unpaid will be paid when due to the trustee. Any distribution so paid to the trustee will be held in trust for the charitable beneficiaries of the trust.

      Within 20 days of receiving notice from Kramont that shares of beneficial interest of Kramont have been transferred to the trust, the trustee will sell the shares of beneficial interest held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in the declaration of trust. Upon such sale, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiaries of the trust as follows. The intended transferee will receive the lesser of (i) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other such transaction), the market price of such shares on the day of the event causing the shares to be held in the trust and
(ii) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Any net sale proceeds in excess of the amount payable to the intended transferee will be paid immediately to the charitable beneficiaries of the trust.

      All certificates representing shares of Series E preferred shares will bear a legend referring to the restrictions described above. These ownership limitations could delay, defer or prevent a transaction or a change in control of Kramont that might involve a premium price for the common shares or otherwise be in the best interest of the shareholders.

      Redemption

      Except in certain circumstances relating to Kramont's maintenance of its status as a REIT (see below), the Series E preferred shares are not redeemable before December 30, 2008. On or after that date, Kramont may redeem the Series E preferred shares in whole or in part for $25.00 per share, plus all accrued and unpaid distributions up to the date of redemption. If fewer than all of the shares are redeemed, those redeemed must be redeemed from all holders, pro rata.

      Once a notice of redemption of any Series E preferred shares is given and the funds necessary for the redemption set aside, distributions will cease to accrue on the shares called for redemption, those shares will no longer be outstanding, and all rights of the holders of those shares will terminate, except the right to receive the amount described above.

      Unless all accrued distributions on all Series E preferred shares have been authorized and paid (or set apart for payment), (i) no Series E preferred shares may be redeemed unless all Series E preferred shares are redeemed, and
(ii) no Series E preferred shares may be purchased or acquired by Kramont except on conversion into or exchange for Kramont shares ranking junior to Series E preferred shares as to distributions and on the liquidation, dissolution or winding up of Kramont. These requirements do not prevent the purchase, acquisition or redemption of Series E preferred shares pursuant to a purchase or exchange offer made to all holders of Series E preferred shares and do not prevent the purchase, acquisition or redemption of Series E preferred shares at any time after the issue date from persons owning in the aggregate more shares than are permitted by the ownership limitations intended to protect Kramont's qualification as a REIT.

      Notice of any redemption must be given by publication, once a week for two successive weeks beginning 30 to 60 days prior to the date of redemption, in a newspaper of general circulation in the City of New York. A similar notice must be mailed by Kramont in the same time period to the holders of the Series E preferred shares to be redeemed at their respective addressees as they appear on the share transfer records of Kramont. No failure to give this notice or any defect in the notice or the mailing thereof will affect the validity of the proceedings for the redemption of any Series E preferred shares except as to any holder to whom Kramont failed to give notice or whose notice was defective.

      In addition to any information required by law or by the applicable rules of any exchange upon which the Series E preferred shares may be listed or admitted to trading, the notice will state:

      (i) the date fixed by the board of trustees for the redemption;

      (ii) the price to be paid to redeem the shares (including any accrued and unpaid distributions);

      (iii) the number of shares to be redeemed and, if less than all shares held by the particular holder are to be redeemed, the number of shares to be redeemed from that particular holder;

      (iv) the place or places where certificates evidencing the shares are to be surrendered for payment of the amount set forth in clause (ii) above; and

      (v) that distributions on the shares to be redeemed will cease to accrue on the date set forth in clause (i) above.

                        FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general summary of material Federal income tax considerations applicable to us and to the holders of our Series E preferred shares and our election to be taxed as a REIT. It is not tax advice. The summary is not intended to represent a detailed description of the Federal income tax consequences applicable to a particular shareholder in view of any person's particular circumstances, nor is it intended to represent a detailed description of the Federal income tax consequences applicable to shareholders subject to special treatment under the Federal income tax laws, like insurance companies, tax-exempt organizations, financial institutions, and securities broker-dealers.

      The following discussion relating to an investment in our Series E preferred shares was based on consultations with Roberts & Holland LLP, our special counsel. In the opinion of Roberts & Holland LLP, the following discussion, to the extent it constitutes matters of law or legal conclusions (assuming the facts, representations, and assumptions upon which the discussion is based are accurate), accurately represents the material U.S. Federal income tax considerations relevant to purchasers of our Series E preferred shares. Roberts & Holland LLP has not rendered any opinion regarding any effect of such issuance on holders of common shares. The sections of the Code relating to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its stockholders. The information in this section is based on the Code; current, temporary, and proposed Treasury regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the Internal Revenue Service, or IRS; and court decisions, in each case, as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the particular taxpayers who requested and received these rulings.

General

      We elected to be taxed as a REIT commencing with our taxable year ending December 31, 2000. Kramont was organized to enable it to be in conformity with the Code requirements for qualification and taxation as a REIT.

      Provided that Kramont qualifies for taxation as a REIT, it generally will not be subject to Federal income tax on that portion of its net income which is distributed currently to its shareholders. This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels which generally results from the use of corporate investment vehicles. Kramont may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

      If Kramont failed to satisfy either the 75% or the 95% gross income test, each described below, but nonetheless continued to maintain its qualification as a REIT because certain other requirements were met, it would be subject to a 100% tax on the greater of the amounts, if any, by which it failed the 75% or the 95% test, respectively, multiplied by a fraction intended to reflect Kramont's profitability. In addition, if Kramont failed to distribute during each calendar year at least the sum of (A) 85% of its REIT ordinary income for such year, (B) 95% of its REIT capital gain net income for such year, and (C) any undistributed taxable income from prior years, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Notwithstanding the foregoing, a REIT may elect to retain, rather than distribute, all or a portion of its net long term capital gains and pay the tax on the gains at normal corporate capital gains tax rates. In such a case, a REIT may elect to have its shareholders include their proportionate share of the undistributed long term capital gains in income and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

      Kramont may also be subject to the corporate "alternative minimum tax." Additionally, Kramont could be subject to tax on the disposition of certain assets acquired from a C corporation in a non-taxable exchange during a 10-year period following their acquisition.

      Finally, Kramont will be subject to a 100% tax on net income derived from any "prohibited transaction." "Prohibited transactions" generally are sales or other dispositions of property held as inventory or primarily for sale to customers in the ordinary course of business. Such prohibited transactions, however, would exclude sales of certain dealer property held by Kramont for at least four years, as well as "foreclosure property."

      Kramont uses the calendar year both for Federal income tax purposes and for financial reporting purposes.

      In order to qualify as a REIT, Kramont must meet, among others, the following requirements:

      Share Ownership Test

      Shares of beneficial interest of Kramont must be held by a minimum of 100 persons for at least 335 days of a taxable year that is 12 months, or during a proportionate part of a taxable year which lasts less than 12 months. In addition, no more than 50% in value of the shares of beneficial interest of Kramont may be owned, directly or indirectly by applying certain constructive ownership rules, by five or fewer individuals (and certain tax exempt organizations considered to be individuals) during the last half of each taxable year. Kramont believes it satisfies both of these tests. In order to help comply with the second of these tests, and prevent greater concentration of share ownership, Kramont has placed certain restrictions on the transfer of Kramont preferred and common shares.

      To monitor their compliance with the share ownership requirements, REITs are required to maintain records regarding the actual ownership of their shares. To do so, REITs must demand written statements each year from specified record holders of their shares in which the record holders are to disclose the beneficial owners of the shares, which are the persons required to include in gross income the REIT dividends. A list of those persons failing or refusing to comply with this demand is required to be maintained by the REIT. Kramont has complied with these requirements and expects to continue to comply with them in the future.

      Asset Tests

      At the close of each quarter of its taxable year, Kramont must satisfy tests relating to the nature of its assets. First, at least 75% of the value of Kramont's total assets must be represented by any combination of interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, stock or debt instruments held not more than one year purchased with the proceeds of a stock offering or long-term debt offering (lasting at least five years), and certain government securities. Second, although the remaining 25% of Kramont's assets may be invested without regard to the restrictions in the preceding sentence, the following rules will apply to the investment of those remaining assets: (1) not more than 20% of the value of Kramont's total assets may be represented by securities of one or more "taxable REIT subsidiaries" (i.e., a corporation in which Kramont owns stock, as to which Kramont and the corporation have elected for the corporation to be treated as a taxable REIT subsidiary and which meets certain other requirements under the
Code); (2) not more than 5% of the value of Kramont's total assets may be represented by securities of any one issuer (other than securities of a qualified REIT subsidiary or a taxable REIT subsidiary and securities described in the preceding sentence); (3) Kramont may not hold securities possessing more than 10% of the total combined voting power of the outstanding securities of any one issuer (other than securities of a qualified REIT subsidiary or a taxable REIT subsidiary and securities described in the preceding sentence); and
(4) Kramont may not hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer (other than securities of a qualified REIT subsidiary or a taxable REIT subsidiary, securities described in the preceding sentence, and certain "straight debt" that meets a safe harbor test set out in the Code). Qualified REIT subsidiaries (i.e., corporations other than taxable REIT subsidiaries 100% of the stock of which is owned by one REIT) are not treated as entities separate from their parent REIT for Federal tax purposes. Instead, all assets, liabilities, and items of income, deduction, and credit of each qualified REIT subsidiary will be treated as the assets, liabilities, and items of Kramont.

      By virtue of its partnership interest in Kramont Operating Partnership, L.P., Kramont will be deemed to own its pro rata share of the assets of Kramont Operating Partnership, L.P. and of any other partnership, including Montgomery CV Realty L.P., in which Kramont Operating Partnership, L.P. is directly or indirectly a partner.

      Gross Income Tests

      There are two separate percentage tests relating to the sources of Kramont's gross income which must be satisfied for each taxable year. For the purposes of these tests, where Kramont invests in a partnership, it will be treated as receiving its share of the income and loss of the partnership. Additionally, the gross income of the partnership will retain the same character in the hands of Kramont as it has in the hands of the partnership.

      1. The 75% Test. At least 75% of Kramont's gross income for each taxable year must be "qualifying income." Qualifying income generally includes (a) rents from real property (except as modified below); (b) interest on obligations collateralized by mortgages on, or on interests in, real property; (c) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of Kramont's trade or business ("dealer property"); (d) distributions on shares in other REITs, as well as gain from the sale of such shares; (e) abatements and refunds of real property taxes; (f) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of a mortgage collateralized by such property ("foreclosure property"); (g) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (h) certain qualified temporary investment income attributable to the investment of new capital received by Kramont in exchange for its shares (including the securities offered pursuant to this prospectus) or in a public offering of debt obligations having a term of at least five years, during the one-year period following the receipt of such new capital.

      Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements for either the 75% test described above or the 95% test described below, only if the following conditions are met. First, in order to qualify as rents from real property, the rents received may not be based in whole or in part on the income or profits of any person. The rents may, however, qualify if they are based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant of which Kramont owns at least 10%, either directly or constructively, will not qualify as rents from real property. Third, if more than 15% of rent in connection with a lease of real property is attributable to personal property, the amounts attributable to the lease of personal property do not qualify as rents from real property. Fourth, for rents received to qualify as rents from real property, Kramont generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" (as defined in Section 856 of the Code) from whom Kramont derives no revenue (and who, in certain circumstances, must bear the cost for such services and receive and retain an adequate separate charge therefor) or a taxable REIT subsidiary. The "independent contractor" requirements, however, do not apply to the extent the services provided by Kramont are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, Kramont (or its affiliate) may provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the amount received for the services does not exceed 1% of the total gross income from the property. For purposes of this test, the amount received from any non-customary services is deemed to be at least 150% of the direct cost of providing the services.

      2. The 95% Test. At least 95% of Kramont's gross income for the taxable year must be derived either from the qualifying income described above, or from dividends, interest, or gains from the sale or disposition of stock or other securities that are not dealer property. Income which qualifies for the 95% test but not for the 75% test includes dividends, interest on any obligations not collateralized by an interest in real property, and any payments made on Kramont's behalf by a financial institution pursuant to a rate protection agreement. Finally, income derived from "prohibited transactions," described above, does not qualify for either the 75% test or the 95% test.

      Income derived from Kramont's investment in its properties through Kramont Operating Partnership, L.P., will qualify in major part under both the 75% and 95% gross income tests. Furthermore, Kramont's share of gains on sales of the properties owned, directly or indirectly, by Kramont Operating Partnership, L.P. or of Kramont's interest in Kramont Operating Partnership, L.P. will generally qualify under both the 75% and 95% gross income tests. Kramont believes that the income on its other investments will not cause Kramont to fail the 75% or 95% gross income test for any year.

      Even if Kramont fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under the following conditions. Relief generally will be available if: (a) Kramont's failure to comply was due to reasonable cause and not to willful neglect; (b) Kramont reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (c) any incorrect information on this schedule is due to reasonable cause and is not due to fraud with intent to evade tax. Even if these relief provisions apply, however, Kramont will still be subject to a 100% tax based upon the greater of the amounts, if any, by which it fails either the 75% or the 95% gross income test, respectively, multiplied by a fraction intended to reflect Kramont's profitability for that year, less certain adjustments.

Annual Distribution Requirements

      In order to qualify as a REIT, Kramont is required to make distributions of dividends (other than capital gain dividends) to its shareholders each year in an amount at least equal to (A) the sum of (1) 90% of Kramont's REIT taxable income (computed without regard to the dividends paid deduction and Kramont's net capital gain) and (2) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions generally must be paid in the taxable year to which they relate. However, Kramont may make the distributions in the following taxable year if it declares the dividends before it timely files its tax return for the prior year, and pays the dividends before the first regular dividend payment after the declaration is made. To the extent that Kramont does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

      Kramont intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of Kramont Operating Partnership, L.P. authorizes Kramont, as general partner, to take such steps as may be necessary to cause Kramont Operating Partnership, L.P. to distribute to its partners an amount sufficient to permit Kramont to meet these distribution requirements. It is possible that Kramont may not have sufficient cash or other liquid assets to meet the 90% dividend requirement, due either to the payment of principal on debt or to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing Kramont's REIT taxable income on the other hand. To avoid any problem with the 90% distribution requirement, Kramont must monitor the relationship between its REIT taxable income and cash flow and, if necessary, must borrow funds (or cause Kramont Operating Partnership, L.P. or other affiliates to borrow funds) in order to satisfy the distribution requirement.

Failure to Qualify

      If Kramont failed to qualify for taxation as a REIT in any taxable year and the relief provisions did not apply, Kramont would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Kramont failed to qualify would not be required and, if made, would not be deductible by Kramont. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. In addition, corporate distributees could be eligible for the dividends received deduction. Finally, unless Kramont were entitled to relief under specific statutory provisions, Kramont would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost.

Tax Aspects of Kramont's Investment in Partnerships

      Kramont holds direct interests in Kramont Operating Partnership, L.P. Kramont Operating Partnership, L.P. is a partnership for Federal income tax purposes. Further, Montgomery CV Realty L.P. is a partnership for Federal income tax purposes. If any entity directly or indirectly owned by Kramont were to be treated as an association, such entity would be taxable as a corporation, and, therefore, subject to an entity-level tax on its income. In such a situation, the character of Kramont's assets and items of gross income would change, which could preclude Kramont from satisfying the asset tests and possibly the income tests (see above, "--Asset Tests" and "--Gross Income Tests"), and in turn could prevent Kramont from qualifying as a REIT.

Sale of Properties

      Kramont's gain, including Kramont's share of any gain realized by Kramont Operating Partnership, L.P. on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. (See above, "--General.") Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. Kramont believes that, in general, the properties it owns, directly and indirectly, should not be considered dealer property, and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

      As long as Kramont qualifies as a REIT, "U.S. Shareholders," defined below, are required to treat distributions with respect to their shares out of current or accumulated earnings as ordinary income, to the extent that the distributions are not designated as capital gain dividends. For purposes of determining whether distributions on the shares of Kramont are out of current or accumulated earnings and profits, the earnings and profits of Kramont generally will be allocated first to the holders of Kramont preferred shares and second to the holders of Kramont common shares. Corporate shareholders will not be eligible for the dividend received deduction with respect to dividends received from Kramont.

      Dividends that are designated as capital gain dividends will be taxed as long-term capital gains to the extent that they do not exceed Kramont's actual net capital gain for the taxable year, regardless of the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. On November 10, 1997, the IRS released Notice 97-64 describing forthcoming temporary regulations that would permit a REIT to designate different classes of capital gain dividends. In general, under Notice 97-64, if a REIT designates a dividend as a capital gain dividend, it may be eligible to further designate such dividend as a 20% rate gain distribution, generally subject to Federal income tax in the hands of individual shareholders at a rate no greater than 20% (15% for designated capital gain dividends after May 6, 2003 through

December 31, 2008, as discussed below, under "-- Recent Tax Legislation"), an unrecaptured Section 1250 gain distribution, generally subject to Federal income tax in the hands of individual shareholders at a rate no greater than 25%, or a 28% rate gain distribution, generally subject to Federal income tax in the hands of individual shareholders at a rate no greater than 28%. Notice 97-64 serves as guidance until regulations are issued and applies to taxable years ending on or after May 7, 1997. Corporate shareholders will generally be subject to Federal income tax at maximum marginal rates of 35% on all dividends paid by Kramont.

      For the purposes of this discussion, the term "U.S. Shareholder" means a holder of Kramont common or preferred shares who (for United States Federal income tax purposes) is (a) a citizen or resident of the United States; (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, except to the extent otherwise provided in Treasury Regulations with respect to an entity treated as a partnership for Federal tax purposes; (c) an estate, the income of which is subject to United States Federal income taxation regardless of its source; or (d) a trust, if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

      To the extent that Kramont makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder. Any such distributions reduce the tax basis of a shareholder's shares by the amount of such distribution (but not below zero). The excess of any distributions over the shareholder's tax basis is taxable as capital gain, if the shares are held as a capital asset.

      Any dividend declared by Kramont in October, November, or December of any year and payable to a shareholder of record on a specific date in any such month will be treated as both paid by Kramont and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by Kramont during January of the following calendar year.

      In general, a U.S. Shareholder must treat any gain realized upon a taxable disposition of Series E preferred shares as long-term capital gain or loss if the U.S. Shareholder has held the shares for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of securities by a shareholder who has held such securities for six months or less (after applying certain holding period rules) will generally be treated as a long-term capital loss, to the extent of any actual or deemed distributions from Kramont received by such shareholder that are required to be treated by such shareholder as long-term capital gains. All or a portion of any loss that a U.S. Shareholder realizes upon a taxable disposition of the Series E preferred shares may be disallowed if the U.S. Shareholder purchases other Series E preferred shares within 30 days before or after the disposition. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Kramont.

Election to retain net long term capital gain

      If Kramont retains and pays income tax on its net long-term capital gain attributable to a taxable year, its shareholders may be required to include in their income as long-term capital gain their proportionate share of such amount, as designated by Kramont. A Kramont shareholder will be treated as having paid his or her share of the tax paid by Kramont in respect of the amount designated by Kramont, for which the Kramont shareholder will be entitled to a credit or refund. Additionally, each Kramont shareholder's adjusted basis in Kramont shares will be increased by the excess of the amount includable in income over the tax deemed paid on that amount. Kramont must pay tax on its designated long-term capital gain within 30 days of the close of any taxable year in which it designates long-term capital gain pursuant to this rule, and it must mail a written notice of its designation to its shareholders within 60 days of the close of the taxable year.

Taxation of Tax Exempt Shareholders

      Most tax-exempt employees' pension trusts are not subject to Federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Internal Revenue Code Section 512(a). Distributions by Kramont to a shareholder that is a tax-exempt entity should not constitute unrelated business taxable income, as long as the securities are not otherwise used in an unrelated trade or business of the tax-exempt entity, and the tax-exempt entity has not financed the acquisition of its securities with "acquisition indebtedness," as defined in the Code. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the distribution that they receive from such a REIT as unrelated business taxable income. Kramont does not believe it is a pension-held REIT for purposes of this rule.

Redemption of Series E preferred shares

      A redemption of Series E preferred shares will be treated as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of Kramont's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in the Code enabling the redemption to be treated as a sale of the Series E preferred shares (in which case the redemption will be treated in the same manner as a sale described above). The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder's share interest in Kramont, (ii) results in a "complete termination" of the holder's interest in all classes of shares of Kramont, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, generally must be taken into account. Because the determination as to whether any of the three alternative tests described above will be satisfied with respect to any particular holder of Series E preferred shares depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

Information reporting requirements and backup withholding

      Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

      - is a corporation or comes with certain other exempt categories and, when required, demonstrates this fact; or

      - provides a completed form W-9 which contains the holder's taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies the applicable requirements of the backup withholding rules.

      Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withholding a portion of capital gain distributions to any shareholder who fails to certify its non-foreign status to us. See below, "-- Taxation of Foreign Shareholders." We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service.

Taxation of foreign shareholders

      A "Non-U.S. Holder" is any person who holds securities and is not (a) a citizen or resident of the United States; (b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof; (c) an estate whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source; or (d) a trust if (A) a court in the United States is able to exercise primary jurisdiction over its administration and (B) one or more United States persons have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. Non-U.S. Holders are urged to consult with their own legal and tax advisors regarding the United States Federal income tax consequences of holding Kramont shares.

      1. Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of Kramont's earnings and profits which are not attributable to capital gain of Kramont from a disposition of a USRPI, as defined below, and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by an applicable treaty. In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of securities. Where the dividend income from a Non-U.S. Holder's investment in securities is considered effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, similar to the manner in which U.S. shareholders are taxed with respect to such dividends. Additionally, a Non-U.S. Holder that is a foreign corporation may also be subject to the 30% branch profits tax on its effectively connected earnings (unless reduced by an applicable treaty) and may be subject to additional taxes under the branch profits provisions of the Code.

      2. Non-Dividend Distributions. As long as Kramont is a domestically controlled REIT, as defined below, a distribution from Kramont received by a non-U.S. Holder, no portion of which is a dividend out of the earnings and profits of Kramont or attributable to gain recognized by Kramont from the disposition of a USRPI, as defined below, will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of Kramont's current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of Kramont.

      3. Certain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980, a distribution made by Kramont to a Non-U.S. Holder, to the extent attributable to gains from dispositions by Kramont of United States real property interests which we sometimes refer to as USRPIs, such as the properties beneficially owned by Kramont, will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder. As such, these amounts will generally be subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, as the case may be, without regard to whether such distribution is designated as a capital gain dividend. In addition, Kramont will be required to withhold tax equal to 35% of the amount of these dividends attributable to gain from a U.S. real property interest. Any such distributions made to a Non-U.S. Holder that is a corporate shareholder may also be subject to the 30% branch profits tax on effectively connected earnings, unless the rate is reduced or eliminated pursuant to a tax treaty. Although the law is not clear on this matter, Kramont may treat amounts designated by it as undistributed capital gains in respect of the Series E preferred shares with respect to non-U.S. Holders in the same manner as actual distributions by Kramont of capital gain dividends. Under that approach, the non-U.S. Holder would be able to offset as a credit against its resulting Federal income tax liability an amount equal to its proportionate share of the tax paid by Kramont on the undistributed capital gains and to receive from the IRS a refund to the extent its proportionate share of this tax paid by Kramont were to exceed its actual Federal income tax liability.

      4. Dispositions of Securities. Except as provided below, a sale of securities by a Non-U.S. Holder generally will not be subject to U.S. taxation unless the securities constitute a U.S. real property interest. The securities will not constitute a U.S. real property interest if Kramont is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its securities is held directly or indirectly by Non-U.S. Holders. Kramont believes it is a domestically controlled REIT and that the sale of securities of Kramont by a Non-U.S. Holder thus will not be subject to U.S. taxation. Because Kramont's currently outstanding securities are publicly traded and because available information may not accurately identify the status of all holders as foreign or domestic, however, no assurance can be given that Kramont will be a domestically controlled REIT. Even if Kramont were ultimately determined not to be a domestically controlled REIT, however, a Non-U.S. Holder's sale of securities of Kramont generally would still not be subject to tax if (a) the securities are "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market and (b) the selling Non-U.S. Holder held 5% or less of Kramont's outstanding securities at all times during a specified testing period of up to 5 years. No assurance can be given that the Series E preferred shares will qualify under this test.

      If gain on the sale of securities by a Non-U.S. Holder were subject to U.S. taxation, the Non-U.S. Holder would generally be subject to the same treatment as a U.S. shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). The purchaser of such securities might also be required to withhold 10% of the purchase price and remit such amount to the IRS. Capital gains of a Non-U.S. Holder may also be subject to tax in the United States, even if Kramont is a domestically controlled REIT, if either: (1) the Non-U.S. Holder's investment in securities were effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, or (2) if the Non-U.S. Holder were a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions were satisfied. Distributions in excess of current and accumulated earnings and profits would be applied against and reduce the basis of the shares and, to the extent exceeding the basis of the shares, would be treated as gain from a sale of the shares. Such distributions may also be subject to 10% withholding tax.

State and local tax considerations

      Kramont and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Kramont and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the shares of beneficial interest of Kramont.

Recent tax legislation

      On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. This new tax legislation reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and for certain dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will increase to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to Federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, however, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. In the case of noncorporate shareholders, the 15% rate for long-term capital gains and dividends will generally apply to:

      (1) long-term capital gains, if any, recognized on the disposition of the Series E preferred shares;

      (2) distributions we designate as capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions would continue to be subject to a 25% tax rate);

      (3) dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries (although we do not anticipate receiving a material amount of such dividends); and

      (4) dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., if we distribute less than 100% of our taxable income).

                              PLAN OF DISTRIBUTION

      We have agreed to engage Cohen & Steers Capital Advisors, LLC, which we sometimes refer to as "Cohen & Steers", as a placement agent for this offering. Cohen & Steers (and certain subadvisers it may engage in connection with the offering) may be an underwriter within the meaning of the Securities Act of 1933, as amended, in connection with its activities in connection with this offering. Cohen & Steers is an affiliate of Cohen & Steers

Capital Management, Inc., which is an investment adviser to certain persons which own our shares of beneficial interest. According to a Schedule 13F filed by Cohen & Steers Capital Management, Inc. on November 14, 2003, as of September 30, 2003, it beneficially owned 3,198,400, or approximately 13.32%, of our common shares then outstanding.

      Cohen & Steers has no commitment to purchase any of our Series E preferred shares and will act only as an agent in obtaining indications of interest in our Series E preferred shares from certain investors. We agreed to pay the placement agent a fee of two percent of the gross proceeds of this offering, up to $1,200,000, and we and the placement agent will each pay certain expenses relating to the offering.

      In a placement agent agreement to be entered into with Cohen & Steers in connection with the offering, we agree to indemnify Cohen & Steers and each of its partners, directors, officers, associates, affiliates, subsidiaries, employees, consultants, attorneys and agents, and each person, if any, controlling Cohen & Steers and any of its affiliates, against liabilities resulting from this offering and to contribute to payments Cohen & Steers may be required to make for these liabilities.

      In connection with this offering, Cohen & Steers may engage broker-dealers as sub-placement agents to participate in the placement of the Series E preferred shares. Such sub-placement agents may receive a portion of the placement agent fee to be paid to Cohen & Steers as well as other compensation and fees.

      In the ordinary course of business, Cohen & Steers, and/or one or more of the sub-placement agents referred to above, and their respective affiliates have or may have engaged, and may in the future engage, in financial advisory, investment banking and other transactions with us for which customary compensation has been, and will be paid.

      Subject to the terms and conditions of a purchase agreement to be dated the date this offering is consummated, with respect to which Cohen & Steers acted as a placement agent, certain institutional investors will agree to purchase, and we will agree to sell, 2,400,000 Series E preferred shares at a price of $25.00 per share. Subject to certain conditions and limitations, our board of trustees has agreed to exempt certain purchasers from the Series E preferred share ownership limitations set forth in our articles supplementary. The purchase agreement is to provide that the obligations of the purchasers to purchase these shares included in this offering are subject to customary closing conditions. We have applied to list the Series E preferred shares on the NYSE. The purchase agreement provides that we are to use our reasonable best efforts to obtain such approval within 30 days of the original issuance of the Series E preferred shares, or if not, as soon as practicable thereafter. However, no assurance can be given that the application will be approved.

      We have agreed to engage Friedman, Billings, Ramsey & Co., Inc., which we sometimes refer to as "Friedman, Billings", as a financial advisor in connection with the offering of the Series E preferred shares. Friedman, Billings will receive a payment of $150,000 in compensation for its services upon consummation of the offering. In an agreement to be entered into with Friedman, Billings in connection with the offering, we agree to indemnify Friedman, Billings and each of its partners, directors, officers, associates, affiliates, subsidiaries, employees, consultants, attorneys and agents, and each person, if any, controlling Friedman, Billings and any of its affiliates, against liabilities resulting from this offering and to contribute to payments Friedman, Billings may be required to make for these liabilities.

      Jeffries & Company, Inc. is acting as settlement agent in connection with the sale of our Series E preferred shares under the purchase agreement and will receive a fee of $24,000.

      After paying this fee, the fee to the placement agent and other estimated expenses, we anticipate receiving approximately $58,500,000 in net proceeds from this offering.

                                  LEGAL MATTERS

      Venable LLP, Baltimore, Maryland, will pass on the validity of the Series E preferred shares to be issued in connection with this offering. Roberts & Holland LLP will provide an opinion as to certain tax matters.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file reports with the Securities and Exchange Commission, or the SEC, on a regular basis that contain financial information and results of operations. You may read or copy any document that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. Our SEC filings are also available at the SEC's web site at http://www.sec.gov.

      Our web site address on the Internet is www.kramont.com. By providing a hyperlink on our Internet web site to a third-party SEC filings web site, we make available free of charge through our Internet web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to the Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We do not maintain or provide such information directly to our Internet web site. We make no representations or warranties with respect to the information contained on the third-party SEC filings web site and we take no responsibility for supplementing, updating, or correcting any such information. The content of our web site is not incorporated by reference into this prospectus.

      Our common shares, our Series B-1 preferred shares, and our Series D preferred shares, are listed on the New York Stock Exchange and we are required to file reports, proxy statements and other information with the New York Stock Exchange. In addition, we intend to seek to list our Series E preferred shares on the New York Stock Exchange. You may read any document we file with the New York Stock Exchange at the offices of the New York Stock Exchange which is located at 20 Broad Street, 17th Floor, New York, New York 10005.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

      1. Our Registration Statement on Form S-3, filed with the SEC on April 3, 2002 (Registration No. 333-85424), as amended;

      2. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

      3. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

      4. Our Current Reports on Form 8-K dated March 19, 2003, May 9, 2003, June 10, 2003, July 14, 2003, August 11, 2003, November 13, 2003 and December 29,
2003;

      5. Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 22, 2003; and

      6. The description of our Series E preferred shares included in our Registration Statement on Form 8-A, filed with the SEC on December 29, 2003, including the information incorporated therein by reference and including any amendment or reports filed for the purpose of updating such description.

      You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at the following address:

      Kramont Realty Trust
      Plymouth Plaza
      580 West Germantown Pike
      Plymouth Meeting, PA  19462
      (610) 825-7100

      THIS PROSPECTUS SUPPLEMENTS THE ACCOMPANYING PROSPECTUS AND IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SEC. YOU SHOULD RELY ONLY ON THE INFORMATION OR REPRESENTATIONS PROVIDED IN THIS AND THE ACCOMPANYING PROSPECTUS AND ANY APPLICABLE SUPPLEMENT. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION INCLUDING THE PLACEMENT AGENT AND ANY SUB-AGENTS. IF DIFFERENT INFORMATION IS PROVIDED, IT SHOULD NOT BE RELIED ON. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.